Exhibit 4.8

Date: September 6, 2011

To
The First International Bank of Israel Ltd.
Ramat Hachayal Branch

Dear Sirs,

WHEREAS, Incredimail Ltd. (the "Company") is and/or will be indebted to the bank for various amounts of money on account of credit, documentary credit, various loans, overdraft in the Company's checking account, debit account or other account, various letters of indemnification and guaranty, discounts of bills, and other banking services made available and/or that will be made available to the Company or other persons guaranteed by Company (the "Banking Services");

WHEREAS, the people/corporations listed in Annex A attached herein and constituting an integral part of this letter constitute Interested Parties and/or Controlling Shareholder as defined in the Israeli Securities Law 5728-1968 (the "Interested Parties");

WHEREAS, as one of the conditions for providing Banking Services, the bank requires the Company to execute this letter including the undertakings detailed below, and the Company agrees to the aforementioned condition.

THEREFORE, the Company hereby declares and undertakes to the bank that as long as the Company benefits from credit and Banking Services provided to it from the bank, and as long as the Company has liabilities and undertakings towards the bank in accordance with the bank's records, the following shall apply:

1.
The Company shall at all times comply with the following financial conditions and ratios, which will be examined in accordance with the Company's quarterly and annual financial statements, as defined below:

"Company's Financial Statements" – the Company's Consolidated Financial Statements prepared in accordance with any law and accepted accounting standards, including, amongst others, balance sheets, income statement, cash flow statement, statement of changes in shareholders’ equity, including any of their notes, and in addition, any other report, notice, or document required/or that will be required pursuant to any law and/or authorities and/or bodies and/or authorized entities; annual statements shall be compiled and audited by a an external auditor, in accordance with the principles, reporting requirements, accepted accounting regulations determined/or that will be determined by the Institute of Certified Public Accountants in Israel from time to time, pursuant to any law, and the quarterly statements, subject to Section 7.2 below, and pursuant to the rules and principles, reporting requirements, and accounting standards determined /or that will be determined by the relevant authorities in the United States, from time to time (the SEC and FASB) and/or any law.

For the removal of doubt it shall be clarified, as long as the Company publishes quarterly statements, these shall be provided to the bank as prescribed for in Section 7.2 below, and in the event the Company ceases to publish its quarterly statements, the Company is hereby obligated to provide the bank with quarterly or administrative statements, signed by the CFO of the Company.

1.1.
The Company's Tangible Equity Capital in accordance with the abovementioned Financial Statements, shall not be less than $10,000,000 USD and its portion of the balance sheet shall not be less than 15%.

Tangible Equity Capital– as the term appears in the Company's Financial Statements (including, amongst others, the Company's paid up share capital, capital reserves, and unallocated profit, while deducting the cost of shares of the Company held by it or by its subsidiaries and deducting minority rights) with the addition of deferred shareholders loans, deducting for loans and/or capital notes granted to Interested Parties and/or Affiliates, and deducting guaranties granted by the Company to secure the debts of Interested Parties and/or Affiliates, and deducting intangible assets as they appear in the Company's Financial Statements, including but not limited to, deferred expenses, goodwill, patents, trademarks, trade names, copyrights, etc.

Notwithstanding the above, during the first three years as of the date the this letter is signed (for purposes of this section below, the "Aforementioned Period") Intangible Assets on Account of Acquisitions made during the Aforementioned Period (as defined below),  shall not be deducted from the Company's equity capital. The Company undertakes that during the Aforementioned Period, the Tangible Equity Capital shall be no less than $20,000,000 USD and its portion of the balance sheet shall not be less than 30%.

Intangible Assets on Account of Acquisitions – Assets which are classified in the Company's Consolidated Financial Statements  as intangible assets and which originate from an acquisition/acquisitions by the Company of holdings in any corporations, including of the Company's subsidiaries and/or affiliates, as such information will be approved by the Company's accountant, at those times prescribed for in Section 7.4 below.

Interested Parties, and/or Subsidiaries, and/or Affiliates shall have the definitions ascribed to them in the Israeli Securities Law 5728-1968.

Amounts deducted from the Company's equity capital for the purpose of calculating said equity capital, shall also be deducted from the Balance sheet for purpose of balance sheet calculation, as prescribed in the first part of Section 1.1 above.

1.2.	The Company's annual EBITDA amount (which shall be calculated using the previous four consecutive quarters published in the quarterly statements) shall be no less than $6,000,000 USD.

As of the 2012 third-quarter financial statements, the Company's annual EBITDA amount (calculated in the same manner described above) shall be no less than $8,000,000 USD.

As of the 2013 third-quarter financial statements, the Company's annual EBITDA amount (calculated in the same manner as described in this section above) shall be no less than $10,000,000 USD.

EBITDA – shall be defined as operational profit with depreciation and amortization, included as part of the expenses deducted in order to calculate operational profit.

1.3.	The ratio between the Company's Financing Obligations according to the consolidated financial statements and the EBITDA in annual terms shall not exceed 3.5.

Financing Obligations –defined as loans (short and long term) received from banks and other financial institutions, obligations on account of finance leasing, bonds and convertible bonds. For the removal of doubt, operational leasing shall not be taken into account within the framework of Financing Obligations.

1.4.	The Company's aggregate amount of Cash after deducting pledged Cash shall not be less than $8,000,000 USD.

Cash – As the term appears in the Company's Financial Statements, including cash and cash equivalents, short term deposits, and short term investments.

1.5.
The Company's aggregate Financing Obligations towards the bank (principal) shall not exceed, at any time, 40% of the Company’s aggregate Financing Obligations towards the entire banking system (principal), including banks and other financial institutions.

2.
The Company hereby declares that as of the date this letter is signed, the Company is in compliance with these financial conditions and ratios. The Company hereby approves that in the event that the credit granted by the bank shall be used by the Company for acquiring holdings in any corporations which were incorporated in Israel, and if the acquired corporations have not merged into the Company (as the term "merger" is defined in the Companies Law, 5799-1999, and/or the Anti-Trust Law -1988 ) the bank will have the right to demand that a lien be placed in the bank's favor on the abovementioned holdings by way of a first ranking fixed charge without monetary limit, in an amount and margin which are to the bank's full satisfaction.

3.
The Company hereby undertakes that in the event the credit provided by the bank will be used by the Company for acquiring holdings in any corporations which are incorporated abroad, and if such acquired corporations have not merged with the Company (as the term "merger" is defined in the Companies Law, 5799-1999, and/or the Anti-Trust Law -1988 ), then, without derogating from the Company's obligations pursuant to the debenture of floating charge, the Company will execute an undertaking to not create liens on the abovementioned acquired companies.

4.
The Company hereby undertakes that in the event new accounting standards from those used in previous Financial Statements are adopted, including but not limited to cases where changes were adopted due to the implementation of new standards and/or a change in estimates and/or in accounting principles, the Company shall approach the bank in order to adjust the Company's obligations, pursuant to Section 1 above, with the changes caused by the aforementioned adoption. In the event the Company and the bank cannot come to agreement as to the necessary adjustments within thirty (30) days of the Company approaching the bank, or any other time frame agreed upon by both parties, such a disagreement shall constitute a claim for immediate repayment of the Company's obligations and liabilities.

5.
If, at its sole discretion as a reasonable banking institution, the bank considers that a change has been made to the holdings or ownership structure of the account holders, which results in: (i) the bank being in regulatory breach, including towards the Bank of Israel for "Sole Debtor" limitations or " Group of Debtors" (which cannot be fixed or remedied by agreement of the parties); or (ii) the occurrence of an issue relating to money laundering (which cannot be amended or remedied by agreement of the parties); or (iii) in its discretion as a reasonable banking institution, the bank will no longer be interested in providing credit to any new owners on account of issues concerning such new owners' identities.

6.
The Company hereby undertakes that in the event it acquires holdings in any type of corporation, the aforementioned acquired corporation's field of  operations will be similar or complementary to that of the Company.

7.
Loans received/or that will be received  by the Company from Interested Parties (the "Shareholder Loans") shall be subordinate and deferred in relation to the Company's obligations and liabilities towards the bank, which will have a  liquidation preference in relation to the Shareholder Loans, as they may exist at any time.

In the most recent Financial Statements published by the Company prior to the signing of this letter, it was published that there are no Shareholder Loans.

The Company hereby declares that as of the date this letter is signed, there have been no changes to the aforementioned statement concerning Shareholder Loans as detailed in the most Financial Statements published by the Company for the bank, prior to the date this letter is signed.

8.
The Company hereby undertakes, as of the date this letter is signed and as long as the Company's obligation and liabilities towards the bank have not been fully repaid, the Company is restricted from making any payments or repayments on account of Shareholder Loans and/or dividend payments and/or management fees and/or indemnity payments and/or consulting fees, or any other payment, in part or in full, to an Interested Party in the Company, except for payments detailed in this section below, for which the Company has the right to repay, subject to the Company being in compliance with all its obligations at any time including after the aforementioned payments have been made, as detailed in Section 1 above:

8.1.	Compensation for a Company Employee or Director

9.	As of the date this letter is signed, and as of the date the credit-line approval letter has been given to the Company, the Company shall provide the bank with the following ongoing reports:

9.1.
Within 120 days of the 31st of December for any year, the Company shall provide the bank with all Financial Statements for December 31 of the preceding year. The aforementioned Financial Statements shall be audited by an external certified accountant.

9.2.
Within 90 days of the end of the months of March, June, and September of each year, the Company shall provide the bank with all Financial Statements for the calendar quarter ending on the last day of each of the aforementioned months, while it is clear and known to the bank that the aforementioned Financial Statements will not be reviewed by an external accountant.

For the removal of doubt it is clarified that for as long as the Company publishes quarterly statements, said statements shall be provided to the bank as prescribed for in this section above, andin the event the Company ceases to publish its quarterly statements, the Company is obligated to provide the bank with quarterly or administrative quarterly statements, as prescribed in this section above, duly signed by the CFO of the Company.

9.3.
Within 20 days of each end of quarter, the Company will provide the Company with data as to Company inventory (including a breakdown of the different types of inventory), debtors (including customers in Israel and abroad, various debtors, and Company obligations to creditors with liquidation preferences) and any balance of debt within the banking system. The aforementioned data will refer to the last day of each quarter.

9.4.
An approval executed by the Company's external accountant, in the following language, shall be provided by the Company at any time the Company provides Financial Statements to the bank (quarterly, including administrative and annual) with respect to the value of Intangible Assets on Account of Acquisitions, as defined above, originating from acquisitions made within 3 years of the date this letter is signed. The aforementioned approval shall be in the following language:

"I, the undersigned _________ serve as an external accountant for Incredimail Ltd. In my capacity as the Company's external accountant and at the company's request, and in light of Section 7.4 to the Letter of Undertaking executed by the company on ________ (the "Letter of Undertaking"), I hereby approve that as of ________  the value of all Intangible Assets on Account of Acquisitions (as defined in the Letter of Undertaking) originating from acquisitions made after the date the Letter of Undertaking was signed, equals USD _________".

9.5.	No later than February 15 of each year, the Company shall provide the bank with its annual budget and monthly statement of cash flow referring in advance to such year.

9.6.
In the event the Company shall prepare additional Financial Statements, whether in Israel or abroad, audited or unaudited, and/or other financial reports such as prospectuses, the Company shall provide the bank with copies of the aforementioned statements immediately after their approval.

9.7.
Without derogating from this section, bank representatives will be entitled to meet with the Company's accountant at any time they so request in order to confirm information concerning the Company's financial situation.

10.
The Company shall immediately inform the bank of any lawsuit filed against the Company valued at $500,000 USD or greater, or the submission or commencement of any legal proceedings or those that the Company has knowledge of their future commencement in a court, tribunal or other judicial body in Israel or abroad, equal to the monetary amount mentioned above.

11.
The Company is hereby notified that in event of breach of one or more of the undertakings pursuant to this letter, including a breach emanating from the adoption of standards different than those used by the Company as of the date this Letter of Undertaking is signed, in part or in whole, then in addition to all legal relief the bank is entitled to by virtue of any document that was executed or that will be executed by the Company, or by virtue of any law, the bank will be entitled, but not obligated, to demand immediate repayment of all amounts owed to the bank by the Company on account of the Banking Services, in whole or in part, and to exercise any collateral and/or guarantee given by or on behalf of the Company, subject to the provision of 7 days prior written notice, and on condition that for the duration of said period, the Company did not remedy said breach, excluding cases of extraordinary urgency where such a waiting period, as mentioned above, may, at the bank's opinion and at its discretion as a reasonable banking institution, cause damage. In such cases, the bank will be entitled to immediately exercise its rights.

12.
Any undertakings by the Company pursuant to this letter and any of the bank's rights hereunder, are additional and independent to any undertakings, guarantees, and collateral received and/or which will be received from the Company and/or an Interested Parties and/or any of them as the case may be, and will not influence or be influenced by the aforementioned .

13.
Any waiver by the bank of a prior breach or non-performance of one or more undertakings towards it, whether such an undertaking is included in this document, or is included in any other document agreed upon between the parties, shall not constitute a justification for any additional breach or non-performance of any such condition or undertaking. Any abstention by the bank from utilizing any right given to it by virtue of any document and/or any law shall not constitute a waiver of said right.

14.
For the avoidance of doubt, it is hereby clarified that this letter does not derogate from or reduce in any manner from the Company's undertakings towards the bank, and/or any right the bank has towards the Company and/or towards Interested Parties pursuant to the General Debit Contract and/or the general conditions for account management, and any other document signed/or which will be signed by them or by any of them.

Sincerely,

________________
Incredimail Ltd. Signature

Date: September 6, 2011

To:
Incredimail Ltd.

Dear Sirs,

Re:  Approval of Credit Line and Collateral

We hereby confirm that subject to the conditions of Section 3 below and subject to the creation and/or the existence at all times of the collateral set forth in Section 2 below to our full satisfaction, we will grant you a credit line for the receipt of credit and banking services as detailed in Section 1 below.

1.	Description of the Credit Line Credit Line Amount: 8 Million US Dollars

A credit line for long term loans in NIS/foreign currency for a period of up to 5 years, with semi-annual payment of the principal and interest.

2.	The Credit Line Will Be Secured by the Following Collateral:

A.
A first-ranking floating charge without a monetary limit on all the property of the company as well as all the insurance rights in connection therewith, and a fixed charge on the share capital and goodwill of the company pari passu with other banks in accordance with terms which will be agreed upon with such banks to the full satisfaction of the bank. The advance rate against the collateral will be based on a quarterly report which will be delivered to us in accordance with the provisions of the Letter of Undertaking.

Notwithstanding the foregoing, you will be authorized to create fixed charges on deposits with other banks for securing leasing contracts and hedging activities, and you will be authorized to create fixed charges in favor of leasing companies on vehicles for the sole purpose of securing leasing transactions, provided that the total value of the deposits and vehicles with respect to which such liens were placed will not exceed $750,000 at any time.

B.	An undertaking with respect to financial criteria in language which will be agreed upon by us and which is attached to this approval (the “Letter of Undertaking”).

C.
If the credit provided by the bank will be used by the company for acquiring holdings in any corporations which were incorporated in Israel, and insofar as the acquired corporations were not merged with your company (as the term “merger” is defined in the Companies Law, 1999 and/or in the Anti-Trust Law, 1988), the bank will have the right to demand that a lien be placed on the foregoing holdings by way of a first ranking fixed charge without a monetary limit within the bank’s accepted margins.  If the bank will demand such a lien, insofar as the credit for the purpose of acquiring the holdings will be provided by additional bank(s), a charge will also be placed on the holdings in favor of such additional banks, pari passu, in accordance with terms which will be agreed upon with such additional banks to the full satisfaction of the bank.

If the credit provided by the bank will be used by the company for acquiring holdings in any corporations which were incorporated abroad, and insofar as such acquired corporations were not merged with your company (as the term “merger” is defined in the Companies Law, 1999 and/or the Anti-Trust Law, 1988), then, without derogating from your obligations pursuant to the floating charge debenture, you will execute in our favor an undertaking to not create liens on the foregoing acquired corporation(s).

It is clarified that:

-The bank will be authorized to change from time to time the advance rate against any of the collateral set forth above in accordance with the procedures of the bank, as well as to demand a periodic update of the valuation of the charged assets in accordance with our common practice and/or additional collateral as applicable.

-In an event pursuant to which the bank will be entitled to immediate repayment of the credit and foreclosure of the collateral, all the collateral that it holds will be used to cover your debts and obligations towards the bank in full, irrespective of the advance rate with respect to any specific collateral.

3.	The Credit Line and the Foregoing Banking Services are Subject to the Following Terms:

A.
The execution of the letter of general terms for the management of the account, including the credit chapter and/or the general debit contract (the “General Terms”), the collateral documents, and various framework agreements as required by us including the Form 88-8 in language which is to the satisfaction of the bank. Satisfying the general terms which were signed and/or will be signed by us as well as any other document which was signed and/or will be signed by you.

B.
There will be no preclusion whatsoever from providing credit or any portion thereof in accordance with the law and/or the instructions of Bank of Israel and/or any other authorized entity applicable to the provision of the credit.

C.	There will be no change in the provisions of the law and/or Bank of Israel and/or any other authorized entity applicable to the provision of the credit.

D.	There will be no adverse change, as determined by our reasonable judgment, in the value of your collateral, condition of the business, activities, assets or financial condition.

E.
There will not be an event pursuant to which the bank will be entitled, in accordance with the provisions of the General Terms and/or other documents which were signed by us, to immediate repayment of the credit, even if the credit has not been previously extended; provided that if the bank did not provide an extension to repair the breach, in any other letter, the bank provided seven days prior written notice and the company does not correct such breach in such period of time, with the exception of cases of particular urgency in which such a period is likely to result in damage, as determined by the bank’s judgment as a reasonable banking corporation. In such cases the bank will be authorized to exercise its rights immediately.

F.
The provision of the credit line, in whole or in part, shall not cause a deviation from limitations which are imposed on the obligations of any lender or group of lenders, or a deviation from any other limitation which applies to the bank, in accordance with the instructions of the Bank of Israel.

G.	The presentation of the financial statements as set forth in the Letter of Undertaking.

H.	There was no substantial reduction in the market value of the securities issued by the company, to the extent such were issued.

4.
This letter is intended exclusively for you. You may not disclose this letter to any third party whatsoever nor use the letter in any other respect, except with the prior written consent of the bank, subject to the provisions of the law as applicable to the company as a public company which is traded on the NASDAQ and the Tel Aviv Stock Exchange. In the event that it will be incumbent on the company to disclose information as set forth above due to requirements of applicable  law, the company shall fulfill the requirements of the applicable law and/or the requirements of the applicable stock exchange and/or authority and will provide the bank with due notice thereof.

5.	Term of the Approval of the Credit Line

The term of the above credit line will be (one year from the date of the letter).

The bank will be authorized at all times to terminate the credit line or any portion thereof or to amend such credit line under the circumstances set forth in Section 3 above.

6.	Fees

Your account will be charged for this approval with the fees set forth in Exhibit A hereto.

At your service at all times,

Sincerely,

The First International Bank of Israel Ltd.